Exhibit 1
To whom it may concern
May 8, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Adjustments in Consolidated and Non-consolidated Financial Forecasts and Dividend Forecasts for the Year Ended March 31, 2007
NIS GROUP CO., LTD. (the “Company”) hereby announces that, as described below, the Company has revised its financial forecasts (Japanese GAAP) and dividend forecasts for the fiscal year ended March 31, 2007, which were made public on October 31, 2006.
1.	Adjustments in financial forecasts for the fiscal year ended March 31, 2007 (April 1, 2006 ~ March 31, 2007)

(1)Consolidated	(Units: Millions of yen, except percentages)

	Operating Revenue	Ordinary Income	Net Income
Previous Projections (A)	76,000	13,000	3,000
Revised Figures (B)	88,152	9,323	8
Difference (B-A)	12,152	(3,677)	(2,992)
Percent Change (%)	16.0	(28.3)	(99.7)
(For reference)
Previous Fiscal Year’s Results	60,991	12,785	9,033

(2)Non-Consolidated	(Units: millions of yen, except percentages)

	Operating Revenue	Ordinary Income	Net Income
Previous Projections (A)	37,700	5,700	100
Revised Figures (B)	36,622	4,947	64
Difference (B-A)	(1,078)	(753)	(36)
Percent Change (%)	(2.9)	(13.2)	(36.0)
(For reference)
Previous Fiscal Year’s Results	34,152	8,109	6,944
2.	Reasons for the adjustments in financial forecasts
Consolidated operating revenue exceeded the previously announced financial forecasts, due to the favorable development of sale of real estate for sale through Nissin Servicer Co., Ltd., a consolidated subsidiary of the Company. However, the Company revised its financial forecasts as described above, because ordinary income and net income fell below the previously announced financial forecasts, because of an increase in general and administrative expenses caused by additional provision for excess interest repayments and additional provision for loan losses provided for loan principal charged off by excess interest repayments, taking into account the recent status on occurrence of excess interest repayments.

3.	Adjustment in dividend forecasts for the fiscal year ended March 31, 2007
(Units: Yen)

	Interim Dividend	Year-End Dividend	Annual Dividend
	Per Share	Per Share	Per Share
Previous Projections (A)	0.16	0.16	0.32
Revised Figures (B)	0.16	—	0.16
(For reference)
Previous Fiscal Year’s Results	0.50	0.55	1.05

Notes: Stock splits were implemented effective November 18, 2005 and April 1, 2006 (both 2-for-1 splits). Results for the previous fiscal year have been adjusted accordingly, in order to simplify comparison.
The Company has set forth its basic policy of dividend distribution (30% of consolidated net income). However, the Company revised its dividend forecasts as described above, because the Company’s consolidated net income fell below the financial forecasts which were announced on October 31, 2006 and expected to be approximately 8 million yen as stated in “1. Adjustments in financial forecasts for the fiscal year ended March 31, 2007 (April 1, 2006 ~ March 31, 2007)”. We regret this result, and we intend to strive to further enhance our growing business through stabilizing our financial base.

These materials contain forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. Important risks and factors that could cause our actual results to differ materially from these forward-looking statements include without limitation the following: weak economic conditions; intensified customer acquisition competition by entry of major financial institutions and IT companies; misconduct by an employee or director, or negative publicity for our industry; regulations under Japanese law, including regulations concerning loan interest rates and loan operations, the Special Measures Law concerning the Claims Servicing Business, the Installment Sales Law, the Securities and Exchange Law and other related regulations; regulations under U.S. law; amendments to current laws and the growing variety of legal means with which our customers can seek protection from creditors; funding and market interest rates; claims for excess interest repayments; reliability of our information or technological systems and networks; influence on important decisions by the Chairman and Representative Director and his family; risks in our operating assets portfolio; liquidity and conditions in stock markets; strategic alliances and joint ventures to acquire new customers; and economic trends and liquidity in real estate-related businesses.